
SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 1 2007
WASH, D.C.
161

AB
1/4



SEC 07008757 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 29761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-01-06 (MM/DD/YY) AND ENDING 10-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN NETWORK SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10104 W. COGGINS DRIVE
(No. and Street)

SUN CITY (City) ARIZONA (State) 85351-3490 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD REGISTRATO 623-974-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEELY, MULLINS & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

7141 N. 51st AVE. (Address) GLENDALE (City) ARIZONA (State) 85301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/11/08 At

OATH OR AFFIRMATION

I, EDWARD S.REGISTRATO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN NETWORK SECURITIES CORPORATION, as of OCTOBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public


OFFICIAL SEAL
LOIS H. LILLAGORE
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Oct. 14, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

AMERICAN NETWORK SECURITIES CORPORATION

OCTOBER 31, 2007 AND 2006

SEELY, MULLINS & ASSOCIATES, P.C.
Certified Public Accountants

FINANCIAL STATEMENTS

AMERICAN NETWORK SECURITIES CORPORATION

OCTOBER 31, 2007 AND 2006

SEELY, MULLINS & ASSOCIATES, P.C.
Certified Public Accountants

TABLE OF CONTENTS

SUPPLEMENTAL SCHEDULES

SEELY, MULLINS & ASSOCIATES, P.C.
Certified Public Accountants

7141 N. 51st Avenue
Glendale, AZ 85301
(623) 939-7581
Fax: (623) 931-4785

Larry W. Eickman, C.P.A.
Loren I. Greenberg, C.P.A.

Board of Directors and Stockholders
American Network Securities Corporation

Independent Auditors' Report

We have audited the accompanying balance sheets of **American Network Securities Corporation** as of October 31, 2007 and 2006, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of other operating expenses and computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in.our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company maintains its operations in accordance with subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934; and as a result is not subject to other provisions of that rule. Accordingly, the Company did not safekeep nor handle securities and, therefore, did not have procedures established for such.

Board of Directors and Stockholders
American Network Securities Corporation

A reconciliation of the computation of net capital with the Company's corresponding most recent unaudited FOCUS report, Part IIA of the Financial and Operational Combined Uniform Single Report, did not disclose any material differences, only minor discrepancies, as described in the attached supplementary schedule.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **American Network Securities Corporation** as of October 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



SEELY, MULLINS & ASSOCIATES, P.C.

Glendale, Arizona
December 13, 2007

SEELY, MULLINS & ASSOCIATES, P.C.
Certified Public Accountants

7141 N. 51st Avenue
Glendale, AZ 85301
(623) 939-7581
Fax: (623) 931-4785

Larry W. Eickman, C.P.A.
Loren I. Greenberg, C.P.A.

Board of Directors and Stockholders
American Network Securities Corporation

Independent Auditors' Report of Internal Accounting Control Required by SEC Rule 17a-5

We have audited the financial statements of **American Network Securities Corporation** as of October 31, 2007, and have issued our report thereon dated December 13, 2007. As part of our audit we considered the Company's internal control structure to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by American Network Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



SEELY, MULLINS & ASSOCIATES, P.C.

Glendale, Arizona
December 13, 2007

American Network Securities Corporation

BALANCE SHEETS

October 31, 2007 and 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash	$ 631,441	$ 622,402
Retained commissions	74,709	50,206
Other receivables	176	481
Prepaid taxes	-	306
Prepaid expenses	2,078	2,119
Total Current Assets	708,404	675,514
PROPERTY AND EQUIPMENT		
Furniture and equipment	95,585	95,585
Less accumulated depreciation	(87,659)	(83,932)
Total Property and Equipment	7,926	11,653
OTHER ASSETS		
Cash on deposit with broker/dealer	25,000	25,000
Total Other Assets	25,000	25,000
Total Assets	$ 741,330	$ 712,167

See notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable	$ 2,145	$ 3,112
Commissions payable	5,730	3,719
Income taxes payable	4,934	-
Accrued expenses and payroll withholdings	11,985	11,985
Total Current Liabilities	24,794	18,816
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 11,000 shares	11,000	11,000
Additional paid-in capital	1,200	1,200
Retained earnings	704,336	681,151
Total Stockholders' Equity	716,536	693,351
Total Liabilities and Stockholders' Equity	$ 741,330	$ 712,167

American Network Securities Corporation

STATEMENTS OF INCOME

Years ended October 31, 2007 and 2006

	2007	2006
REVENUE		
Commission income	$ 1,039,292	$ 897,290
Interest income	18,688	16,691
Trustee income	21,719	23,126
Miscellaneous income and reimbursements	51,793	-
	1,131,492	937,107
EXPENSES		
Commissions and floor brokerage	237,428	213,609
Telephone	10,897	10,909
Employee compensation and benefits	289,349	299,833
Payroll taxes	22,345	10,442
Other operating expenses	517,747	379,497
	1,077,766	914,290
Income from Operations	53,726	22,817
PROVISION FOR INCOME TAXES	15,541	7,811
NET INCOME	$ 38,185	$ 15,006

See notes to financial statements.

American Network Securities Corporation

STATEMENTS OF RETAINED EARNINGS

Years ended October 31, 2007 and 2006

	2007	2006
RETAINED EARNINGS, beginning	$ 681,151	$ 676,145
NET INCOME	38,185	15,006
DIVIDENDS PAID	(15,000)	(10,000)
RETAINED EARNINGS, ending	$ 704,336	$ 681,151

See notes to financial statements.

American Network Securities Corporation

STATEMENTS OF CASH FLOWS

Years ended October 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 1,088,301	$ 909,509
Cash paid for operating expenses	(1,072,649)	(911,280)
Interest received	18,688	16,691
Income tax refund	507	5,717
Income taxes paid	(10,808)	(8,259)
Net Cash Provided by Operating Activities	24,039	12,378
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	-	(10,719)
Loans to/from related entities	-	35,814
Net Cash Provided by Investing Activities	-	25,095
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(15,000)	(10,000)
Net Cash (Used) by Financing Activities	(15,000)	(10,000)
NET INCREASE IN CASH	9,039	27,473
CASH-beginning of year	622,402	594,929
CASH-end of year	$ 631,441	$ 622,402

See notes to financial statements.

	2007	2006
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 38,185	$ 15,006
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash items included in net income:		
Depreciation	3,727	2,582
(Increase) decrease in assets:		
Retained commissions	(24,503)	(10,907)
Other receivables	305	(30)
Prepaid expenses	347	5,164
Increase (decrease) in liabilities:		
Accounts payable	(967)	686
Commissions payable	2,011	607
Income taxes payable	4,934	
Accrued expenses and payroll withholdings	-	(730)
Net Cash Provided by Operating Activities	$ 24,039	$ 12,378

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity and Concentration of Credit Risk

American Network Securities Corporation was incorporated January 24, 1983, under the laws of the State of Arizona and commenced operations August 12, 1983, per authority of NASD (National Association of Security Dealers). The Company is a registered securities dealer which maintains an office in Sun City, Arizona. The Company's primary source of revenue is commission income on the sale of securities.

Accounting Method

The Company uses the accrual method of accounting for financial statements and income tax reporting. Securities transactions and related commission revenue and expense are recorded on a settlement date basis. Mutual fund transactions and related commission revenue and expense are recorded on a transaction date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less to be cash equivalents.

The Company maintains cash at various institutions that may exceed federally insured amounts at times. Account balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of October 31, 2007, uninsured balances totaled $156,139.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

The Company estimates that it will not have any losses on existing receivables as all receivables are current (i.e. thirty days or less); therefore, it has not provided any allowance for doubtful accounts.

Property, Equipment and Depreciation

Assets are carried at cost and include expenditures for new additions and those which substantially increase the useful lives of existing assets. Depreciation is computed using the straight-line and double declining balance methods for both financial statement and income tax reporting over the estimated lives of the assets of 3-7 years.

Retained Commissions

The Company transacts all of its securities business through a member of a national securities exchange. The commissions earned by the Company are deposited to an account in its name held at the clearing broker. This account represents those commissions the Company has not yet requested a check for.

Advertising

American Network Securities Corporation follows the policy of charging cost of advertising to expense as incurred. Advertising expense is $-0- and $275 in 2007 and 2006, respectively.

PROVISION FOR INCOME TAXES

	2007	2006
Federal income tax	$ 10,806	$ 5,210
State income tax	4,735	2,601
	$ 15,541	$ 7,811

RELATED COMPANY AND RELATED PARTY TRANSACTIONS

The Company and American Network Financial Services Corporation (an S corporation) are corporations that are both owned 100 percent by Mr. & Mrs. Edward S. Registrato. Each corporation is being utilized for a different business purpose.

The related company utilized common office space, office equipment and personnel with the related corporation in prior years.

Reimbursements from the related company for office rent, wages, payroll taxes and other operating expenses totaled $16,793 in 2007.

OPERATING LEASE

The Company conducts its operations from facilities that are leased under a five-year noncancelable operating lease expiring in September, 2011. The rental agreement includes a provision for escalating annual rentals. Rent expense for the years ending October 31, 2007 and 2006 was $63,445 and $58,557, respectively.

The following is a schedule of future minimum rental payments required under the above operating lease as of October 31, 2007:

Year ending October 31,	Amount
2008	$ 67,937
2009	67,937
2010	67,937
2011	56,614
	$ 260,425

SUPPLEMENTAL SCHEDULES

American Network Securities Corporation
SCHEDULES OF OTHER OPERATING EXPENSES
Years ended October 31, 2007 and 2006

	2007	2006
Advertising	$ -	$ 275
Client promotion	8,650	9,540
Depreciation	3,727	2,582
Educational expense	5,342	3,135
Insurance	36,671	52,384
Licenses, fees and assessments	7,997	7,639
Office expense	19,252	21,961
Officers' salaries	283,321	136,500
Payroll service	3,799	3,702
Payroll taxes	16,198	21,798
Postage and shipping	2,880	3,271
Professional services	33,690	34,073
Reference materials, dues and subscriptions	5,322	4,362
Rent	63,445	58,557
Repairs and maintenance	7,841	6,429
Travel and automotive expense	14,038	6,966
Utilities	5,574	6,323
	$ 517,747	$ 379,497

See notes to financial statements.

American Network Securities Corporation
COMPUTATION OF NET CAPITAL
October 31, 2007

Computation of net capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934:

	As Reported	Audited	Difference
Total Capital	$ 737,877	$ 716,536	$ (21,341)
Deductions/charges:			
Non-allowable assets	14,391	10,280	(4,111)
Net Capital	$ 723,486	$ 706,256	$ (17,230)
Aggregate Indebtedness	$ 7,562	$ 24,794	$ 17,232

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At October 31, 2007, the Company had net capital of $706,256 and a basic net capital requirement of $50,000. The Company, as of October 31, 2007, had an aggregate indebtedness of $24,794 and, therefore, the Company's percentage of aggregate indebtedness to net capital was 3.51%.

The cash deposit held by a broker/dealer in the amount of $25,000 is classified in the financial statements as a non-current asset. NASD allows cash deposits held by broker/dealers to be included when calculating the net capital of the Company; therefore, the above deposit is not included in the deductions for nonallowable assets at October 31, 2007.

See notes to financial statements.

END